Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES

Computation of Consolidated Ratios of Earnings to Fixed Charges

(Dollars in thousands)

	Years Ended March 31,
	2008	2007	2006	2005	2004
Earnings from continuing operations before income tax provision	$443,871	$1,043,854	$715,462	$470,758	$301,563
Fixed Charges:
Interest Expense	82,681	71,474	52,648	44,765	44,734
Interest on uncertain tax positions included in earnings operations before income tax provision(2)	1,232	(649)	780	520	—
Portion of rental expenses representative of interest factor(1)	39,080	32,383	15,969	9,237	7,736

Earnings available for fixed charges	$566,864	$1,147,062	$784,859	$525,280	$354,033

Fixed Charges:
Interest Expense	$82,681	$71,474	$52,648	$44,765	$44,734
Interest expense included in interest expense not related to third party indebtedness(2)	(1,232)	649	(780)	(520)	—
Portion of rental expense representative of interest factor(1)	39,080	32,383	15,969	9,237	7,736

Total Fixed Charges	$120,529	$104,506	$67,837	$53,482	$52,470

Consolidated ratio of earnings to fixed charges	4.7	11.0	11.6	9.8	6.7

(1)	The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Marketing Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.
(2)	The portion of interest related to uncertain tax positions is excluded from the calculation.